CONSENT OF AUTHOR

September 17, 2010

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Alexco Resource Corp.
Annual Information Form (the “AIF”) and Annual Report on
Form 40F (the “Form 40F”), both dated September 17, 2010

The undersigned hereby consents to being named in the AIF and to the inclusion of references to and extracts from the report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 9, 2008 (the “Report”) in the AIF, and to the filing of the AIF as an exhibit to the Form 40F.

I confirm that I have read the AIF, have no reason to believe that there are any misrepresentations in the information contained in the AIF that is derived from the Report or that the information contained in the AIF that is derived from the Report does not fairly and accurately represent the information in the Report, and confirm that such matters are within my knowledge as a result of the services performed by me in connection with the Report.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Annual Report on Form 40-F and any amendments thereto, filed on September 17, 2010, and any amendment thereto.

Sincerely,

/s/ Hassan Ghaffari
Hassan Ghaffari, P.Eng.